AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2013 and 2012

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	September 30,	March 31,
	2013	2013
	(unaudited)	(note 2(b))

ASSETS

Current assets
Cash and cash equivalents (note 3)	$4,601,675	$5,869,313
Amounts receivable and other assets (note 5)	105,806	142,815
Marketable securities (note 6)	85,146	81,042
	4,792,627	6,093,170

Non-current assets
Restricted cash (note 4)	252,108	266,802
Amounts receivable (note 5)	1,331,552	1,282,847
Mineral property interests (note 7)	2	2
Equipment	1,024	1,205
	1,584,686	1,550,856

Total assets	$6,377,313	$7,644,026

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$81,566	$32,909
Balances due to related parties (note 11(b))	167,026	166,953
Debenture (note 9)	–	260,000
	248,592	459,862

Non-current liability
Debenture (note 9)	240,000	–
	240,000	–

Shareholders' equity
Share capital (note 10)	58,756,410	58,756,410
Reserves	5,084,980	4,936,897
Accumulated deficit	(57,952,669)	(56,509,143)
	5,888,721	7,184,164

Total liabilities and shareholders' equity	$6,377,313	$7,644,026

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Three months ended		Six months ended
	September 30,		September 30,
	2013	2012	2013	2012

Expenses
Exploration and evaluation (notes 11, 13)	$330,435	$2,332,528	$673,622	$5,069,617
Assays and analysis	24,970	375,767	27,769	655,020
Drilling	–	–	–	859,034
Equipment rental	989	51,360	6,845	177,916
Geological	(75,688)	724,727	191,439	1,007,827
Graphics	238	980	2,809	5,106
Helicopter	69,977	20,296	69,977	134,378
Property costs and assessments	225,000	805,000	225,000	819,090
Site activities	46,579	224,938	85,351	1,080,005
Socioeconomic	21,973	88,931	44,299	245,943
Travel and accommodation	16,397	40,529	20,133	85,298

Administration (notes 11, 13)	311,188	498,390	648,275	996,698
Depreciation	90	145	181	290
Legal, accounting and audit	11,281	15,773	13,855	17,829
Office and administration	247,412	388,934	524,037	819,845
Shareholder communication	33,554	71,256	77,728	116,905
Travel and accommodation	4,525	10,821	11,677	27,563
Trust and filing	14,326	11,461	20,797	14,266

Share-based payments	48,905	155,195	103,004	320,460
Share-based payments - exploration-related	19,583	62,746	41,071	126,212
Share-based payments - administration-related	29,322	92,449	61,933	194,248

	690,528	2,986,113	1,424,901	6,386,775
Other items
Interest income	(16,986)	(46,429)	(35,254)	(86,846)
Interest expense (note 9)	6,049	–	11,235	–
Flow-through share premium	–	–	–	(130,000)
Foreign exchange loss	1,855	1,843	1,669	1,191
Impairment of available-for-sale financial assets (note 6)	40,975	–	40,975	–
Loss for the period	722,421	2,941,527	1,443,526	6,171,120

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit or loss:
Revaluation of available-for-sale financial assets (note 6)	(6,300)	5,875	(4,104)	65,750
Impairment of available-for-sale financial assets transferred to profit and loss (note 6)	(40,975)	–	(40,975)	–
Total other comprehensive loss (income) for the period	(47,275)	5,875	(45,079)	65,750

Comprehensive loss for the period	$675,146	$2,947,402	$1,398,447	$6,236,870

Basic and diluted loss per common share	$0.01	$0.02	$0.01	$0.04

Weighted average number of common shares outstanding	138,624,061	138,584,061	138,624,061	138,582,422

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Share-based payments	–	–	320,460	–	–	–	320,460
Issuance of common shares for purchase of exploration and evaluation assets	10,000	3,900	–	–	–	–	3,900
Total other comprehensive loss for the period	–	–	–	–	(65,750)	–	(65,750)
Loss for the period	–	–	–	–	–	(6,171,120)	(6,171,120)
Balance at September 30, 2012	138,584,061	$58,744,810	$1,986,593	$2,811,220	$14,924	$(52,254,367)	$11,303,180

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Total other comprehensive income for the period	–	–	–	–	45,079	–	45,079
Loss for the period	–	–	–	–	–	(1,443,526)	(1,443,526)
Balance at September 30, 2013	138,624,061	$58,756,410	$2,202,640	$2,811,220	$71,120	$(57,952,669)	$5,888,721

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Six months ended September 30,
Cash provided by (used in):	2013	2012

Operating activities
Loss for the period	$(1,443,526)	$(6,171,120)
Adjustments for:
Depreciation	181	290
Interest income	(35,254)	(86,846)
Interest expense (note 9)	11,235	–
Common shares issued, included in exploration expenses	–	3,900
Share-based payments	103,004	320,460
Impairment of available-for-sale financial assets (note 6)	40,975	–
Flow-through share premium	–	(130,000)
Changes in working capital items
Amounts receivable and other assets	37,009	335,700
Restricted cash	14,694	(20,165)
Amounts receivable - non-current	(48,705)	–
Accounts payable and accrued liabilities	53,786	(409,970)
Balances due to related parties	73	34,803
Net cash used in operating activities	(1,266,528)	(6,122,948)

Investing activities
Interest income	35,254	78,320
Net cash provided by investing activities	35,254	78,320

Financing activities
Interest paid on debenture	(16,364)	–
Principal payment on debenture	(20,000)	–
Net cash used in financing activities	(36,364)	–

Net increase in cash and cash equivalents	(1,267,638)	(6,044,628)
Cash and cash equivalents, beginning of the period	5,869,313	15,475,104
Cash and cash equivalents, end of the period (note 3)	$4,601,675	$9,430,476

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H8.

These condensed interim financial statements (the "Financial Statements") of the Company for the three and six months ended September 30, 2013 and 2012 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. Management believes that its current liquid assets are sufficient to meet all current obligations and to maintain its mineral rights in good standing in the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (IFRIC). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2013. Results for the period ended September 30, 2013 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company, other than in note 2(d), in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

A committee of the Board of Directors of the Company authorized these Financial Statements on November 21, 2013 for issuance.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2013, the Company has applied the following new accounting standards which were issued by IASB:

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income
•	IFRS 13, Fair Value Measurement
•	IAS 19, Employee Benefits
•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The amendments to IAS 1 require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss and those that are not reclassified to profit or loss. Other than change in presentation and disclosure, there was no material impact of the new and amended accounting standards adopted during the period.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2014

•	Amendments to IAS 32, Financial Instruments: Presentation

Effective date to be determined

•	IFRS 9, Financial Instruments

The Company has not early adopted these new standards or amendments to existing standards. The Company is currently assessing the impact that these standards will have on the Company's financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	RESTRICTED CASH

Restricted cash in the amount of $252,108 (March 31, 2013 – $266,802) represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2013	2013
Current
Value added taxes refundable	$31,202	$85,451
Prepaid insurance	69,630	52,801
Other receivables	4,974	4,563
Total current	$105,806	$142,815

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$1,331,552	$1,282,847

6.	MARKETABLE SECURITIES

As at September 30, 2013 and March 31, 2013 the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the current reporting period, the Company recognized an impairment loss of $40,975 on certain marketable securities, which reflects the decline in their respective trading prices below cost. Management considers the aggregate decline in fair value to be significant and prolonged, and accordingly, it has been recorded within current operations.

7.	MINERAL PROPERTY INTERESTS

	September 30,	March 31,
	2013	2013
Ana Property, Yukon (note 7(f))	$1	$1
Mann Lake Property, Saskatchewan (note 7(f))	1	1
	$2	$2

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

All of the Company's active exploration properties are located in British Columbia, Canada.

(a)	Silver Vista Properties

The Silver Vista Properties are located approximately 55 kilometres northeast of Smithers, British Columbia

Silver Vista (MR Zone) Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a right of first refusal.

Babine North Property

In October 2012, the Company entered into an option agreement with an arm's length party, whereby the Company was granted an option (the "Babine North Option") to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. Pursuant to the Babine North Option, the Company can acquire a 100% interest in the property by: (a) issuing a total of 200,000 common shares in its capital; (b) making cash payments in the aggregate amount of $130,000; and (c) expending a total of $630,000 on the property over a six year period. To the end of the current reporting period, no common shares have been issued, no cash payments have been made, and no expenditures have been incurred with regards to this property.

The mineral claims as defined in the Babine North Agreement are subject to a 2% NSR to be retained by the optionor. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

(b)	Newton Property

The Newton Property is located approximately 100 kilometres west of Williams Lake, British Columbia.

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed).

All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property vested. Amarc then entered into a joint venture with Newton Gold. In March 2012, Newton Gold ceased its pro-rata funding of this project. Consequently, the Newton joint venture was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The mineral claims defined in the Underlying Agreement are subject to a 2% NSR, which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(c)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of three properties, named Hubble East, Blackwater South, and Franklin.

Hubble East Property

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc having an aggregate fair value of $35,600.

Blackwater South Property

The Blackwater South property comprises approximately 49 square kilometres. The property is included within Amarc's Galileo property.

In September 2011, the Company entered into an option agreement with an arm's length individual (the "Optionor"), whereby the Company was granted an option (the "Blackwater South Option") to acquire an undivided 100% interest in the Blackwater South property. Under the Blackwater South Option, the Company may secure its interest in the underlying mineral claims, over a two year period, by: (a) making cash payments for an aggregate amount of $35,000; (b) issuing 140,000 of its common shares in tranches; and (c) incurring a minimum of $100,000 in exploration expenditures, of which $50,000 must be incurred prior to October 20, 2013, and the remaining $50,000 prior to October 20, 2014. To the end of the current reporting period, the Company has paid $15,000 and issued 60,000 of its common shares with an aggregate fair value of $17,400 to the Optionor, and has incurred exploration expenditures in excess of $100,000 on the Blackwater South property.

The minerals claims as defined in the Blackwater South Option are subject to a 2% NSR retained by the Optionor. By making a cash payment of $1,000,000 to the Optionor, the Company may, at any time, purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

Franklin Property

Amarc holds a 100% mineral property interest in the approximately 5 square kilometre Franklin property, which was acquired in April 2012 for total consideration of $13,900 comprising a cash payment of $10,000 and the issuance of 10,000 common shares of Amarc with a fair value of $3,900.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(d)	Tulox Property

The Tulox Property (the "Property") is located in the Cariboo region of British Columbia. The Property was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), subsequently amended on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox could have acquired a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011 and January 2013. Pursuant to the latest amendments, Newlox can now acquire a 100% interest in the Property by spending $2,000,000 and issuing 2,200,000 Newlox common shares to Amarc in tranches until December 2015.

To the end of the current reporting period, the Company has received $10,000 cash and 775,000 Tulox common shares under the original agreement and 450,000 Newlox common shares under the amended option agreement. Subsequent to the current reporting period, the Company received an additional 150,000 Newlox common shares.

Under the agreement, the Company is entitled to receive a 3% NSR following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

(e)	Galaxie and ZNT Properties

The Galaxie property is located approximately 8 kilometres south of Dease Lake, British Columbia and the ZNT property is located approximately 15 kilometres southeast of the town of Smithers, British Columbia.

The Company entered into a letter agreement with Quartz Mountain Resources Ltd. (Quartz Mountain) effective November 1, 2012 (the "Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"). Quartz Mountain is a publicly listed company with certain directors in common with the Company.

Amarc earned an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain, and by funding an additional $1 million in exploration expenditures incurred by Quartz Mountain relating to the Galaxie property by December 31, 2012. On December 31, 2012, a joint arrangement (the "Galaxie ZNT Project") was formed, in which Amarc held an initial interest of 40% and Quartz Mountain held an initial interest of 60%.

Quartz Mountain also transferred to the Galaxie ZNT Project its obligation under a debenture security (note 9).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Under the terms of the Letter Agreement, Amarc held an option to increase its ownership interest in the Galaxie ZNT Project from 40% to 50% by funding a further $1,000,000 of exploration expenditures prior to September 30, 2013. On June 27, 2013, the Company entered into an amendment agreement whereby (i) the Galaxie ZNT Project was divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture"; and (ii) Amarc received an option to increase its interest in each joint arrangement from 40% to 60% by funding exploration programs of $235,000 and $210,000, respectively, on these projects prior to October 31, 2013.

By October 31, 2013, subsequent to the reporting period, Amarc had funded in excess of $210,000 on ZNT (thereby increasing its interest in the ZNT Joint Venture to 60%), but had not funded the required amount on Galaxie (thereby maintaining its interest in the Galaxie Joint Venture at 40%).

A portion of the Galaxie properties, known as the Gnat property, is subject to a 1% NSR, capped at aggregate payments of $7,500,000. A portion of the Galaxie property, known as the Hotai claims, are subject to a 2% NSR. This 2% NSR may be purchased for a maximum aggregate amount of $5,000,000, with an option to purchase 50% of the royalty in consideration of a cash payment of $1,000,000.

(f)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2013	2013
Accounts payable	$17,750	$4,523
Accrued liabilities	63,816	23,257
Accrued interest payable on debenture	–	5,129
Total	$81,566	$32,909

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

9.	DEBENTURE

Debenture represents the Company's proportionate share (40%) of the obligation in the debenture of Quartz Mountain which was assumed by the Galaxie Joint Venture (note 7(e)).

	Six months ended	Year ended
	September 30, 2013	March 31, 2013
Balance at beginning of year	$260,000	$–
Amarc's obligation in the principal sum acquired	–	260,000
Principal repayments	(20,000)	–
Balance at end of period/year (i)	$240,000	$260,000

(i)

As at September 30, 2013, the debenture was classified as a non-current liability due to the maturity date of the debenture being extended to October 31, 2014 from October 31, 2013 during the reporting period. As at March 31, 2013, the maturity date of the debenture was October 31, 2013, making the debenture a current liability as at that reporting date.

In July 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture, whereby among other things, the principal amount of the debenture was reduced to $600,000 from $650,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest payments for the debenture are payable quarterly in arrears and the debenture is convertible into the common shares of Quartz Mountain. In the event that any portion of the debenture is converted, the Company will have an obligation to compensate Quartz Mountain based on the Company’s proportionate share of the debenture that is extinguished as a result of a conversion.

10.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued. All issued common shares are fully paid.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

	Six months ended		Six months ended
Share purchase options	September 30, 2013		September 30, 2012
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of period	5,438,600	$0.32	5,658,700	$0.33
Forfeited	(127,300)	$0.32	(40,800)	$0.32
Expired	–	$–	(70,000)	$0.70
Outstanding – end of period	5,311,300	$0.32	5,547,900	$0.32
Exercisable – end of period	5,311,300	$0.32	3,715,600	$0.32

The weighted average remaining life of the share purchase options outstanding as at September 30, 2013 was 2.1 years (March 31, 2013 – 2.6 years). Awards typically vest in several tranches ranging from 6 months to 18 months.

(c)	Share purchase warrants

On September 6, 2013, all previously outstanding share purchase warrants had expired. Prior to expiration, there were 15,213,883 share purchase warrants outstanding, each redeemable for one common share at an exercise price of $0.60.

11.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Transactions with key management personnel were as follows:

Remuneration for services	Three months ended		Six months ended	September
rendered		September 30,		30,
	2013	2012	2013	2012
Short-term employee benefits	$102,403	$135,550	$213,066	$273,072
Share-based payments	24,526	75,846	51,096	155,482
Total	$126,929	$211,396	$264,162	$428,554

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short-term employee benefits" are transactions with C.E.C Engineering Ltd., a private company controlled by a director of the Company, that provides administrative and technical services to the Company at market rates.

(b)	Balances and transactions with related entities

Balances due to related parties	September 30,	March 31,
	2013	2013
Balance due to entity with significant influence (i)	$47,026	$46,953
Balance due to jointly controlled entity (ii)	120,000	120,000
Balance due to related parties	$167,026	$166,953

(i)	Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Company. Pursuant to certain management agreements between the Company and HDSI, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI.

(ii)	Jointly controlled entity

The Company has joint control over the Galaxie ZNT Project (note 7(e)). The balance owing to the joint arrangement relates to an unfunded cash call.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Transactions with related parties	Three months ended		Six months ended
		September 30,		September 30,
	2013	2012	2013	2012
Transactions with HDSI:
Services received from HDSI, based on annually set rates	$338,939	$933,942	$736,866	$2,165,841
Reimbursement of third party expenses to HDSI	15,781	58,482	19,005	113,732

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at September 30, 2013, the Company had unused non-capital loss carry forwards of approximately $10.2 million (March 31, 2013 – $9.2 million) in Canada.

As at September 30, 2013, the Company had resource tax pools of approximately $21.8 million (March 31, 2013 – $21.2 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Three months ended		Six months ended September
		September 30,		30,
	2013	2012	2013	2012
Salaries and benefits included in:
Exploration and evaluation	$217,136	$776,515	$452,460	$1,782,227
Office and administration	207,794	387,807	443,214	837,585
Shareholder communication	27,327	51,273	70,600	84,006
Total	$452,257	$1,215,595	$966,274	$2,703,818

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2013 and 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	OPERATING SEGMENTS

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.